SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 or 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 12, 2004
                          (Commission File No. 1-15024)

                          ---------------------------

                                   Novartis AG
                              (Name of Registrant)
                                ----------------

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland


                    (Address of Principal Executive Offices)

                                ----------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosure:        Press release, dated March 12, 2004


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[NOVARTIS LOGO]
                                                 Novartis International AG
                                                 Novartis Global Communications
                                                 CH-4002 Basel
                                                 Switzerland

                                                 Internet Address:
                                                 http://www.novartis.com

                                                 Nehl Horton
                                                 Novartis Global Media Relations
                                                 Tel + 41 61 324 2200
                                                 nehl.horton@group.novartis.com



MEDIA RELEASE       o      COMMUNIQUE AUX MEDIAS      o       MEDIENMITTEILUNG



Novartis responds to request by French market authority

Basel, 12 March, 2004 - Responding to a request by AMF, the French market authority, Novartis AG confirms they are exploring the feasibility of a combination with Aventis. No decision has been taken yet whether or not to pursue such a transaction.

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2003, the Group's businesses achieved sales of USD 24.9 billion and a net income of USD 5.0 billion. The Group invested approximately USD 3.8 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 78,500 people and operate in over 140 countries around the world.

This release contains certain "forward-looking statements" relating to the Group's business, intentions or expectations. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee regarding the existence or nonexistence of any major acquisitions in the future. Many factors can cause actual events to be materially different from the Group's current intentions or expectations.

For further information please consult http://www.novartis.com.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             NOVARTIS AG


Date: March 12, 2004                         By:  /s/ GEORGE MILLER
                                                 ------------------

                                             Name:    George Miller
                                             Title:   Deputy General Counsel



                                             By:  /s/ MALCOLM CHEETHAM
                                                 ---------------------

                                             Name:    Malcolm Cheetham
                                             Title:   Chief Accounting Officer